March 29, 2010

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C.  20549

Attention:  Christine B. Adams
    Mail Stop 3720

RE:  Breda Telephone Corp.
        SEC Letter dated October 30, 2009

Dear Ms. Adams:

This letter is in response to the SEC letter dated October 30, 2009, and summarizes the  most recent anticipated schedule for the completion of additional work by the corresponding auditors for the Company’s RSA #8 outside investment for the years 2007 and 2008.

Breda Telephone Corp. is a minority investor in certain partnerships, which are considered significant to the audited financial statements of the Company due to flow-through equity earnings.  Auditing guidelines require certain procedures to be completed on these significant equity method investments, which include either obtaining a representation letter from the other auditor of these partnerships or to review the audit work papers in those cases where a representation letter is not an option based on the discretion of the other auditing firm.

At the date of the filing of the Company’s Form 10-K for the years in question, the auditor reports for these partnerships had not been issued, which in turn required qualified opinions to be issued.  Subsequent to the audit report issuance by these partnerships, the Company and its auditors have received the audited financial statements for these partnerships but have been working on obtaining either the audited financial statements which include SEC-required disclosures or representation letters for the partnerships.

As of the date of this letter, a representation request for RSA #7 and the audited financial statements with SEC-required disclosures are still outstanding from the auditing firm for the Company’s outside investments in RSA #7 and RSA #8 for the years 2007 and 2008.

Originally it had been determined that representation letters could be issued for both the RSA #7 and the RSA #8 investments.  Upon further review, it was determined that audited financial statements with SEC disclosures would need to be included in Breda’s 10K’s for RSA #8 for both 2007 and 2008.  This has required additional work and review  from the management team of RSA #8, its outside auditors, and their SEC-review committee.  As noted in our  February 11, 2010 letter to the SEC, Deloitte had informed the Company that we should receive the financial statements and representation letter by March 12, 2010, and Breda had anticipated incorporating these documents into its amended 10K filings, sending the completed 10K filings back to Deloitte for final review, and upon Deloitte’s review completion, filing the amended 10K’s for 2007 and 2008 with the SEC by March 31, 2010.

Breda received e-mail correspondence from Deloitte regarding the completion of this work on March 5, 2010, March 10, 2010, March 19, 2010 and March 25, 2010.  Deloitte informed Breda Telephone Corp. that the audited 2007 and 2008 financials for Iowa 8 have been put into the SEC format and were going through their internal review.  Deloitte also recently requested a draft of the proposed opinion letters that would be submitted with the amended 10K’s for 2007 and 2008, and an actual copy of the originally-filed 10K’s for 2007 and 2008.  These were submitted to Deloitte from Breda and its auditors on March 29, 2010.  We now anticipate the completion and refiling of Breda’s 2007 10K and Breda’s 2008 10K by April 30, 2010.

Sincerely,

BREDA TELEPHONE CORP.

/s/ Jane Morlok

Jane Morlok, CFO